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Thank you in advance for working with us to reduce expenses.



GENTEX CORPORATION

A Smarter Vision®

Corporate Headquarters:
600 North Centennial
Zeeland, Michigan 49464
616-772-1800
www.gentex.com

Sales and Engineering Offices:

China:	Shanghai
France:	Paris
Germany:	Erlenbach Munich
Japan:	Nagoya Yokohama
Korea:	Seoul
Sweden:	Landskrona
United Kingdom:	Coventry
United States:	Livonia, Michigan Zeeland, Michigan

Table of Contents

2 Introduction and Corporate Profile

3 Six-Year Financial Summary

4 Letter to Shareholders

8 Worldwide Operational Overview

15 Financials

16 Management's Discussion and Analysis

20 Risk Factors

22 Consolidated Financial Statements

27 Notes to Consolidated Financial Statements

36 Report of Independent Registered Public Accounting Firm

36 Management's Report on Internal Control Over Financial Reporting

37 Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

38 Information Regarding Common Stock

38 Quarterly Results of Operations

39 Stock Performance Summary

40 Corporate Data

41 Directors and Officers

15-Year Summary of Financial Data (inside back flap)





To Our Shareholders:

March 1, 2007

It's hard to believe that we've closed out another year in the history of Gentex Corporation. And, what a year it was . . . full of successes, full of changes, full of challenges, just plain full! And despite all of this, I don't think I've ever seen our associates around the world pull together as a team any more so than in the past year, and I think this is the beginning of another era for Gentex.

While our sales team put forth an enormous effort during the year, despite facing tremendous vehicle production headwinds at certain automotive customers, there are probably no groups in the Company that deserve more accolades than our manufacturing process and engineering product development teams. They worked countless hours during the year to not only improve yields on new products that we launched, but they also worked together on the design of a new product that, by all accounts, has the potential to be a big hit with automakers and consumers alike.

The proprietary, new auto-dimming mirror that features an on-demand rear camera display (RCD) through the mirror glass surface is in great demand from our customers. We currently are working with three customers on development programs for this product that will incrementally add significant dollar content per mirror unit shipped. Upon receiving a production order from a customer, we believe that we could be in volume production on the product in nine to 12 months.

Rear camera displays (RCDs) have become a large focus in the automotive industry, particularly with large sport utility vehicles or other trucks and passenger cars with high "belt lines"-- those vehicles that would not allow you to see a small child or object directly behind the vehicle when backing up (which, for the most part, includes most vehicles that are in production today). We believe that locating the display in the mirror is the intuitive location for most drivers, and know that it's a more cost-effective solution than adding a special LCD display elsewhere in the vehicle.

As evidence that the spotlight is on RCDs, in late 2006, a major national television news organization aired a story illustrating a large sport utility vehicle that showed that the area directly behind the vehicle was completely clear when the driver looked in the vehicle's interior and both exterior mirrors. In fact, they had lined up a complete kindergarten class of 29 students in a "V" shape behind the vehicle -- not one of whom could be detected in any of the vehicle's three rearview mirrors. A rear camera and display that had been installed on the vehicle was able to alert the driver that the children were in the vehicle's rearward path. So, I'm sure you can understand the reason for the strong focus on this product in the industry and at Gentex over the past several years.

Electronics is the fastest-growing segment in the automotive supply industry, and also one of the most competitive. We continue to invest significant research and development dollars in this area, including other display technologies and camera-based systems that offer a larger feature set to automakers for the future. In addition, the Company has also developed its own unique compass technology, which can be sold as a system with the compass heading displayed in the interior auto-dimming mirror.

We call our compass technology Z-Nav®, as it features a proprietary, digital, tri-axis sensor (transducer) and software. All other compass technologies currently used in the automotive industry utilize analog or digital dual-axis sensors, which are more susceptible to variation and tolerance errors, and must be mounted in a fixed location that is on a plane parallel to the earth's surface. The Gentex tri-axis design is similar to compasses used in highly scientific apparatus such as aerospace applications, and can be mounted on any fixed or pivotal location in the vehicle, including inside the mirror housing. Calibration is easier and faster using Z-Nav. We are pleased that we can now offer our customers another option when they are evaluating compass technologies, and that we can fully participate in that market segment.



Our new "Centennial East" manufacturing and technology center.

To assist in the purchase of the wide variety of electronic components we utilize in our products, during 2006 we named a very capable individual to the position of Vice President of Purchasing and Photonics. Mark Newton has significant experience in the global purchase of electronic components and has made a lot of headway in working with our supply base in this critical area. Mark also is very talented in product design, as he and his team in the Photonics area were instrumental in the development of the rear camera display product.

We had a similar situation on exterior mirrors for our European customers, where a governmental agency implemented a new law requiring that the field-of-view on exterior mirrors be expanded. And, rather than re-designing every mirror case for every vehicle, automakers required that Gentex completely re-design its exterior mirror sub-assembly product to increase the field of view without increasing the size of the mirror. This required significant time on the part of our engineering, design, process and manufacturing teams, and continues to be a challenge for the Company in terms of production yields. The resulting product designed by the Company is more aesthetically pleasing to most customers, and most new exterior mirror programs globally will feature this new mirror. But again, it's a costly initiative that we had to absorb. We do believe at this time that we have surpassed the major hurdles in this area and are well on our way to more acceptable manufacturing yields.

"We continue to use the mirror as a strategic electronic module that allows automakers to offer multiple features in a safe, ergonomic, high-performance and quick-to-market location. We believe that certain displays, sensors, cameras and microphones -- they all naturally belong in the mirror, and our vision is to help customers exploit this critical piece of interior real estate in the vehicle."

- Fred Bauer, Gentex Chairman of the Board and Chief Executive Officer

With all of this talk about electronics and other gadgets, I should tell you that we are not neglecting our core business in the process of developing all of these other new electronic products. Our primary goal is to grow the market for auto-dimming mirrors which, as of the end of 2006, had only penetrated 18 percent of all of the world's vehicles (interior mirrors). Exterior mirrors have penetrated even less of the world market, at six percent, and we believe that there is significant room for growth in this area of our business, as more automakers start to add one and two exterior auto-dimming mirrors to vehicles that previously only offered an interior auto-dimming mirror.

While automotive customer price reductions have the largest single negative impact on the Company's gross margin, the Company also faced a number of other challenges during the past year that resulted in a negative impact on its gross margin, including having to re-design and implement the production of all of its interior mirror circuit boards to meet end-of-life vehicle (ELV) requirements, which are governmental regulations that have been or will be implemented by most customers in order to eliminate potentially hazardous substances from vehicles upon disposal. This was a very costly initiative for the Company in terms of engineering resources, and one for which we received no reimbursement.

Some of the other highlights from the year include:

- We launched our SmartBeam® high beam headlamp assist product on several new BMW, Cadillac and Chrysler models, and the product has been well received in the market. Other global customers are lining up, and new enhancements are coming on line in '07. SmartBeam is currently offered on the BMW 3, 5, 6 and 7 Series; Cadillac STS, DTS, Escalade and Escalade EXT; Chrysler 300C, Jeep Commander, Jeep Grand Cherokee and Jeep Grand Cherokee SRT8. Follow-on programs have been identified by all of these automakers, and we have lined up additional customers in Europe and Asia and those products will go into production over the next several years.

  Interest in SmartBeam remains at a very high level, and we're working on product enhancements and improvements to ensure that we're offering the best we have to our customers around the globe. Research conducted in both North America and Europe with end customers who have vehicles equipped with SmartBeam has provided very positive feedback in terms of how the product performs, as well as the fact that consumers believe that it is appropriately priced. It continues to rank among the top features that consumers are most interested in purchasing on their next vehicle.

- We went "tier 1" on all of the Mercedes interior mirrors that we ship, and this was a sea-change for Gentex in our business relationship with DaimlerChrysler, as we went from shipping a base-feature mirror sub-assembly to another mirror supplier to shipping a completed interior mirror with up to four additional electronic features directly to Mercedes assembly plants. It represents a significant increase in revenue with respect to DaimlerChrysler, who moved up to being the Company's #2 customer in 2006, in large part as a result of this change.

- We completed our new Centennial East manufacturing facility and technology center, which is attached to the Company's headquarters facility. Our customers have been impressed with this plant, which increases our building capacity for mirrors to approximately 25 million units annually. While we now have plenty of capacity for interior mirrors, we are in the process of constructing an addition to our exterior mirror manufacturing facility to meet the growing demand for those products. That addition is expected to be completed by year-end and will cost approximately $6 million.

- We did it again: We completed the transition to the third-surface reflector by obsoleting our lower performance, fourth-surface interior mirror process that featured a silver-painted surface. The new product now meets ELV requirements and is aesthetically and practically a better product. Gentex has a long history of obsoleting its own products and processes to make improvements and keeping its competition chasing it, which is not an easy proposition in a volatile industry like automotive. But, where would Gentex be today if we hadn't obsoleted the electro-mechanical (non electrochromic) mirrors that we used to produce in the 1980s?

- And last, but not least, we're in the process of putting in a production line to manufacture the dimmable windows for the new Boeing 787 Dreamliner series of aircraft. Prototype production shipments for test planes begin this summer, and we think that this is going to be a popular product at Boeing and with other aircraft manufacturers.

During 2006, we once again showed that we can grow our automotive business, despite the headwinds we've been facing as certain automotive customers reduce vehicle production levels, primarily in North America. We also continue to diversify our customer base. At the end of 2006, the customers who each represented ten percent or more of total revenues included General Motors (22%), DaimlerChrysler (15%), Toyota (13%) and BMW (12%). Overall, the geographic breakdown on our automotive revenues continues to move closer to being equally split between North America, Europe and the Asia/Pacific regions. We also continue to expand and are staffing a new office in China to meet the growing needs of that market.

Automotive net sales increased by seven percent to $548.4 million, on a seven percent increase in mirror unit shipments, from 12.6 million to 13.4 million units, primarily reflecting increased penetration of interior and exterior auto-dimming mirrors on European and Asian vehicles. North American unit shipments increased by one percent, primarily due to the GM takeover business that was partially offset by lower light vehicle production on SUVs and pickups in North America.

Unit shipments to offshore customers increased by 12 percent during 2006, but continue to be camouflaged by decreased production at the "Detroit Three" in North America. Light vehicle production declined three percent in North America and increased by two and five percent, respectively, for Europe and Japan/Korea for calendar 2006.

For 2006, the Company posted a one percent decrease in net income at $108.8 million, or 73 cents per share, on a net sales increase of seven percent to $572.3 million. This compares to 2005 revenues of $536.5 million and net income of $109.5 million, or 70 cents per share. The higher earnings per share for 2006, despite the small decrease in net income year-over-year, is due to the reduction in shares outstanding from the Company's share repurchases during 2006. Net income was down slightly due to stock option expensing, which was not included in the Company's 2005 financial statements but was required to be included in the 2006 numbers in accordance with Generally Accepted Accounting Principles.

During the year, the Company worked to efficiently return cash to shareholders via its cash dividend and share repurchase programs. The Company declared quarterly cash dividends totaling $0.37 per share for calendar 2006, a six percent increase over the dividends declared in calendar year 2005. The Company also repurchased 15.2 million shares of the Company's stock at a cost of $226.9 million during calendar year 2006. Approximately 6.5 million shares remain authorized to repurchase under the existing plan.

The Company also announced a number of new vehicle programs with automakers that will offer our auto-dimming mirrors, including the Ford Edge, Fusion and Mustang, Lincoln MKX crossover, Infiniti QX 56, Peugeot 207 compact hatchback, Mitsubishi Galant, Audi TT Coupe, Volkswagen EOS coupe convertible, Dodge Nitro and Caliber, Jeep Compass and the Chrysler 300C. The Chrysler 300C offers more Gentex features on it than any other vehicle we ship for, followed by the Toyota Avalon. A number of the new vehicle programs mentioned above also feature not only auto-dimming interior mirrors with features, but also are now offering at least one auto-dimming exterior mirror.

It is with a heavy heart that I inform you that Gentex Board of Directors member J. Terry Moran unexpectedly passed away on November 12, 2006. Terry knew Gentex well and we will miss the expertise that he brought to the Company. Even more so, we will miss his great sense of humor and the camaraderie that he brought to our team.

So, all in all, a busy but good year for Gentex, and we think we have a solid foundation in place to continue to build the business at a level that will allow us to reap the rewards of our efforts in the future. For 2007, our main goals are to improve quality, streamline our systems, increase sales, stabilize margins and launch new products to meet the ever-growing, complex needs of our customers.

Thanks to all for the significant effort that was invested this year and to our shareholders who have been very patient as we have moved through this transitional phase. 2007 looks to be another interesting and busy year!

Best regards,

Fred T. Bauer

Fred T. Bauer, Chairman of the Board
and Chief Executive Officer



Forward-looking statements contained in this letter to our shareholders are qualified in their entirety by the general information with respect to forward-looking statements. Please refer to "Safe Harbor for Forward-Looking Statements" under "Risk Factors" on page 20 of this report.

Worldwide Operational Overview

Asia


Seoul
Yokohama
Shanghai
Nagoya

Locations:

Japan: Nagoya (Established 1998)
Yokohama (Established 2005)
Customers/Brands Supported: Acura, Honda, Infiniti, Lexus, Mazda, Mitsubishi, Nissan, Toyota

Korea: Seoul (Established 2003)
Customers/Brands Supported: Daewoo, Hyundai, Kia, Ssangyong

China: Shanghai (Established 2005)
Customers/Brands Supported: Chery, First Automobile Works, Polarsun, Shanghai Automotive Industrial Corporation

2006 Highlights

Perhaps the most notable highlight to come from our Asian sector this year was the establishment of a sales and engineering office and light final assembly facility in Shanghai, China. For several years now we've shipped product to China in support of existing customers that have established vehicle manufacturing operations there. However, in order to meet emerging localization requirements (regulations mandating that Chinese vehicles be manufactured with parts produced in China), and to better serve China's maturing domestic automakers, we opened a 25,000-square-foot sales, engineering, quality support and final assembly facility.

To introduce Gentex and our new facility to the marketplace, we participated in "AutoChina 2006" at the Beijing Auto Show. During the course of the week-long event, we conducted a media briefing for automotive journalists, held a dinner reception for customers and organized meetings at our booth in the main exhibition hall.

China is on course to become an automotive powerhouse. The country's vehicle output is predicted to more than double by 2011, when it will likely surpass Japan as the world's second-leading producer of automobiles. China has already overtaken Japan as the world's second largest market for new vehicles after the United States, registering sales of 7.22 million units in 2006, up more than 25 percent year-over-year, according to the China Association of Automobile Manufacturers.



The Gentex rear camera display provides a view directly behind the vehicle in order to improve safety when backing up.


GENTEX
GENTEX
镜泰轲斯（上海）电子技术有限公司

Gentex's new facility in Shanghai, China.

The mirror is an intuitive, ergonomic and cost-effective location for rear camera displays that lets the driver view the display and the reflected scene simultaneously.


15%
15% of Gentex's unit shipments are made to automakers in Asia

And the demand for vehicles has just begun to kick in with China's 1.3 billion people. If automotive sales continue at their current pace, more than 130 million vehicles will flood China's roads by 2020, up from about 33 million today.

With our new operations in Shanghai, Gentex stands poised to capitalize on China's explosive growth. Due to the size and pricing of vehicles in China, we believe that our addressable market there is approximately the top ten percent of all vehicles sold.

Automakers in Japan and Korea continue to be heavy users of Gentex advanced feature mirrors -- mirrors with displays, garage door openers, map lights, etc. Over the past year, this trend continued, especially with Japanese customers who often design their vehicles with the North American consumer in mind. Automakers in Japan continue to show increasing interest in Gentex's SmartBeam high-beam headlamp control system and rear camera display. Toyota even showed the rear camera display on a Tacoma pickup truck at an automotive specialty products show this past fall.

Gentex has engineered a line of downsized auto-dimming mirrors designed for smaller vehicles. A small light comes on automatically at night to softly illuminate the gear selector and center console area.


AUTO



Total vehicle sales in China rose 25 percent last year, and the top-selling model was the FAW/Volkswagen Jetta.

The domestic Japanese market, which has been relatively slow to adopt auto-dimming technology, is beginning to show signs of growth, thanks in part to a new downsized auto-dimming interior mirror designed for smaller vehicles. The mirror, which often comes with center console lighting, debuted on the Toyota Corolla in Japan and is expected to roll out to additional small vehicles over the next two years.



Why Look Anyplace Else?

Backing up is inherently dangerous, as the average vehicle has a rear blind spot of nearly 15 feet! Consumer and governmental safety groups continue to study backup aids aimed at improving safety while the vehicle is in the "reverse" gear, but a recent NHTSA study reported that "Of the technologies tested for their potential to reduce back-over incidents, the camera-based systems may have the greatest potential to provide drivers with reliable assistance in identifying people in the path of the vehicle when backing up."





Smaller SUVs and crossover vehicles such as this Mitsubishi Pajero, a downsized SUV sold in Japan, are increasingly using auto-dimming mirrors.

Worldwide Operational Overview (continued)

Europe


Landskrona
Coventry
Erlenbach
Munich
Paris

Locations:

Germany:	Erlenbach (Established 1994) Munich (Established 2003) Customers/Brands Supported: Audi, BMW, Mercedes, Opel, Porsche, Skoda, Volkswagen
United Kingdom:	Coventry (Established 1999) Customers/Brands Supported: Bentley, Jaguar, Land Rover, MG Rover, Rolls Royce
France:	Paris (Established 2000) Customers/Brands Supported: Alfa Romeo, Citroen, Fiat, Lancia, Maserati, Peugeot, SEAT
Sweden:	Landskrona (Established 2005) Customers/Brands Supported: Saab, Volvo

2006 Highlights

As noted in the Letter to Our Shareholders, a significant European sector highlight came from Mercedes, where Gentex is now a tier one supplier on virtually all of the Mercedes interior mirrors we ship. Previously, we shipped mirror sub-assemblies to another tier one mirror supplier, but today we ship a complete interior auto-dimming mirror with up to four additional electronic features directly to Mercedes assembly plants.



One of those features is a proprietary Gentex microphone designed for hands-free communication within the harsh automotive environment. The dual-array, automotive-grade microphone not only handles moisture and temperature extremes, but also mitigates wind, vibration and electronically induced noise.

Another feature selling well in Europe is SmartBeam. In 2006, the BMW 3-Series sedan joined the 5-, 6- and 7-Series models in offering our automatic high-beam headlamp assist system. SmartBeam uses a tiny camera and microprocessor-based algorithmic decision making to automatically turn your high beams on and off according to surrounding light and traffic conditions. The system makes nighttime driving safer by optimizing high-beam usage.

This past summer, Gentex sponsored SmartBeam consumer research in Europe using the respected TÜV Rheinland Group, an international service company based in Germany that documents the safety and quality of new products, systems and services. TÜV surveyed drivers in Germany and the U.K. and found that:

In 2006, Gentex began shipping directly to Mercedes.
The auto-dimming mirrors come with up to four additional electronic features, including map lights, HomeLink®*, microphones and PRNDL lighting.

*HomeLink is a registered trademark of Johnson Controls, Inc.



SmartBeam is at the forefront of a trend that sees an increased use of in-vehicle, camera-based driver safety systems.


40%
40% of Gentex's unit shipments are made to automakers in Europe

- More than 81% of those surveyed would like SmartBeam on their next vehicle.
- More than 82% of those surveyed felt SmartBeam would ease the burden on the driver.
- 80% of U.K. survey particpants and nearly 70% of German participants favored automating ancillary functions (like SmartBeam), because it allows the driver to focus on the pri mary task of driving.

SmartBeam is at the forefront of a trend that sees an increased use of in-vehicle, camera-based driver safety systems. European automakers in particular have been at the forefront in the development and implementation of advanced lighting, lane keeping, object recognition and other camera-based features. Gentex continues to advance its research in CMOS (complementary metal oxide semiconductor) imagers in order to continually improve SmartBeam while at the same time investigating the feasibility -- and more important, the profitability and business case -- for using the technology as a platform for additional value-added, safety features.

No matter what new features the future brings, integrating them into the vehicle is always one of the automakers' biggest challenges.


NW

This small, oval-shaped auto-dimming mirror supports the Audi TT's styling and comes with a red transflective compass display that matches the car's interior lighting scheme.

Over the years, Gentex has proven that the mirror is a safe, ergonomic, intuitive and cost-effective location for displays, sensors, cameras, microphones, driver interfaces and other feature components. Integrating features in the mirror also enhances styling for Europe's prestigious, style-conscious brands by "bundling" features that otherwise would clutter the dash and/or windscreen.

Gentex's new Z-Nav compass technology also improves styling by allowing the transducer (compass-heading sensor) to be mounted directly on the mirror circuit board instead of a separate, fixed housing.

Gentex Microphones

The microphone is a critical enabler for effective in-vehicle telematics systems, hands-free phones and voice-activated features. That's why Gentex maintains its own microphone research and development program. Mercedes, Chrysler and Ford all use Gentex's proprietary, automotive-grade, mirror-borne microphones.

Wire Management and Windscreen Integration

Gentex auto-dimming mirrors and related mounting systems help automakers integrate features and house the components and wires that might otherwise clutter the dash and/or windscreen.



Gentex engineered a family of mirrors for BMW that, in addition to eliminating glare, come with one or more of the following features/components:

- Z-Nav compass transducer and display
- Anti-theft alert/light
- HomeLink
- Remote keyless entry receiver
- Fog sensor (for auto-defroster)
- Rain sensor (for auto-wipers)
- SmartBeam

SmartBeam optimizes high-beam usage while relieving drivers of the repetitive task of turning high beams on and off manually. In Europe and other select regions, BMW now offers SmartBeam on its 3-, 5-, 6- and 7-Series sedans.





Worldwide Operational Overview (continued)

North America



Zeeland
Livonia

Locations:

Michigan: Zeeland (Established 1974)
Livonia (Established 1993)
Customers/Brands Supported: Chrysler, Ford, General Motors, Suzuki

2006 Highlights

For the past several years, the SUV has reigned supreme in the United States. But rising gas prices have led to declining sales of these heavily featured vehicles, which often come with auto-dimming mirrors.

Enter the crossover vehicle -- a more fuel-efficient, downsized SUV or car/SUV hybrid. These vehicles are playing an increasing role in the vehicle lineup of automakers worldwide. Case-in-point: the GM trio of the Buick Enclave, Saturn Outlook and GMC Acadia all are available with a Gentex auto-dimming interior and driver-side exterior mirror with a turn signal.

The North American market also leads the way in the integration of features in exterior auto-dimming mirrors. Topping the feature list is Gentex's proprietary, new Razor, an arrow-shaped, LED-illuminated turn signal. Gentex is currently shipping Razor for the Toyota Tundra, and plans to begin shipping the feature for additional vehicles in the near future.

Another exterior mirror feature gaining momentum in the United States is Gentex's turn/approach module, which features a turn-signal indicator and vehicle approach/side lighting in one compact component. The signal shines directly into the vehicle's rearward/sideward blindspots in order to alert trailing vehicles of impending turns and lane changes. The approach lighting makes entering and exiting the vehicle safer and more convenient by illuminating the door handle and surrounding entry area when the car door opens or when the remote keyless entry system is activated.

2006 also saw the debut of the 2007 Chrysler 300C, a car available with more Gentex features than any other customer vehicle in our history, including:

- Automatic-dimming interior mirror
- DaimlerChrysler's U-Connect™ (hands-free phone) interface
- Proprietary Gentex microphone
- SmartBeam
- Automatic-dimming driver- and passenger-side exterior mirrors
- Approach lighting
- Turn signals



AUTO
DIM

Gentex's dual-feature turn signal and approach lighting module.

2006 also saw the debut of the 2007 Chrysler 300C, a car available with more Gentex features than any other customer vehicle in our history.



32%
32% of Gentex's unit shipments are made to the "Detroit Three" automakers in North America

Just as in Europe, Gentex's SmartBeam continues to grow in popularity in the United States. In addition to the Chrysler 300C, the feature was recently added to the Cadillac Escalade and Cadillac Escalade EXT. Add-on programs are expected to follow.

This past summer, SmartBeam consumer research was conducted in the United States by The Planning Edge, a Birmingham, Michigan-based automotive research and analysis firm. The study surveyed current owners of Gentex's SmartBeam technology to see how they valued the system. The results were overwhelmingly positive.

- 86% of SmartBeam owners are satisfied with the feature. In fact, 58% of owners indicate extreme satisfaction.
- 92% of SmartBeam owners feel the feature meets or exceeds their expectations.
- 91% of SmartBeam owners never, rarely or only occasionally find the need to override the system.
- 80% of SmartBeam owners believe SmartBeam is more convenient than manual high-beam switching.
- Nearly 70% of owners said SmartBeam makes them feel safer when driving at night.

Telematics systems continue to proliferate in the United States vehicle market, and increasingly, the Gentex auto-dimming mirror is home to various system components, including driver interfaces and microphones. GM's OnStar interface continues to primarily reside in Gentex mirrors while, as previously mentioned, Chrysler's U-Connect hands-free phone and Ford's voice-activated navigation controls utilize Gentex microphones.



Gentex mirrors allow automakers to strategically integrate a wide variety of features into the vehicle in one electronic module



Crossing over to the Crossover

Small, fuel-efficient crossover vehicles are increasingly gaining popularity. In 2006, Gentex began shipping for six crossover vehicles, including the following:

- Dodge Caliber
- Dodge Nitro
- Ford Edge
- Jeep Compass
- Lincoln MKX
- Mitsubishi Pajero



Razor Turn Signal

Gentex's proprietary, new Razor uses either red or amber LEDs (light-emitting diodes) to illuminate an arrow-shaped turn signal in exterior auto-dimming mirrors. The signals are designed to shine directly into the vehicle's rearward/sideward blindspots in order to alert trailing vehicles of impending turns and lane changes.



Auto-dimming Interior Mirror
U-Connect Hands-Free Phone
Gentex Microphone
Auto-dimming Exterior Mirrors
Approach Lighting
Turn Signals
SmartBeam

Worldwide Operational Overview (continued)

Transplants


13%
13% of Gentex's unit shipments are made to transplant automakers in North America

Due to the global nature of our business, and because most automakers sell vehicles in multiple markets around the world, each overseas Gentex sales/engineering office supports multiple international customers in addition to the domestic automakers in their region.

Foreign automakers that manufacture and sell vehicles in North America are often referred to as "transplants." In 1999, one percent of all of Gentex shipments went to transplants. Today that number tops 13 percent. We expect that number to continue to grow, as more Asian and European automakers locate additional vehicle assembly plants in the United States.

Gentex truly is a global automotive supplier, with products and features that meet the unique needs of the various automotive markets around the world. We serve nearly every major automaker worldwide, and it's the size and diversity of our customer base that strongly contributes to our continued long-term success.

Summary: Auto-Dimming Mirror Shipments by Region*


CY 1999
Asia 7%
Transplants 1%
Europe 23%
"Detroit Three" 69%


CY 2006
Transplants 13%
Europe 40%
Asia 15%
"Detroit Three" 32%

*Units in pie charts are calculated based on the location to which they are shipped.

On October 8, 2002, the Company announced a share repurchase plan, under which it may purchase up to 8,000,000 shares (post-split) based on a number of factors, including market conditions, the market price of the Company's common stock, anti-dilutive effect on earnings, available cash and other factors that the Company deems appropriate. On July 20, 2005, the Company announced that it had raised the price at which the Company may repurchase shares under the existing plan. On May 16, 2006, the Company announced that the Company's Board of Directors had authorized the repurchase of an additional 8,000,000 shares under the plan. On August 14, 2006, the Company announced that the Company's Board of Directors had authorized the repurchase of an additional 8,000,000 shares under the plan.

The following is a summary of quarterly share repurchase activity under the plan to date:

Quarter Ended	Total Number of Shares Purchased (Post-Split)	Cost of Shares Purchased
March 31, 2003	830,000	$ 10,246,810
September 30, 2005	1,496,059	25,214,573
March 31, 2006	2,803,548	47,145,310
June 30, 2006	7,201,081	104,604,414
September 30, 2006	3,968,171	55,614,102
December 31, 2006	1,232,884	19,487,427
Total	17,531,743	$262,312,636

6,468,257 shares remain authorized to be repurchased under the plan.

INFLATION, CHANGING PRICES AND OTHER

The Company generally supplies auto-dimming mirrors to its customers worldwide under annual blanket purchase orders. During 2005, the Company negotiated an extension to its long-term agreement with General Motors (GM) in the ordinary course of the Company's business. Under the extension, the Company was sourced virtually all the interior auto-dimming rearview mirrors programs for GM and its worldwide affiliates through August 2009, except for two low-volume models that had previously been awarded to a competitor under a lifetime contract. The new business also included the GMT360 program, which is the mid-size truck/SUV platform that previously did not offer auto-dimming mirrors. The GM programs were transferred to the Company by the 2007 model year. At that time we estimated that this new business represented incremental auto-dimming mirror units in the range of 500,000 on an annualized basis. The Company also negotiated a price reduction for the GM OnStar® feature in its auto-dimming mirrors, effective January 1, 2005, in connection with GM's stated plan to make their OnStar system standard across their vehicle models over the next several years.

During 2005, the Company negotiated an extension to its long-term agreement with DaimlerChrysler in the ordinary course of the Company's business. Under the extension, the Company will be sourced virtually all Mercedes and Chrysler interior and exterior auto-dimming rearview mirrors through December 2009. The Company's exterior auto-dimming mirror sub-assemblies are supplied by means of sales to exterior mirror suppliers.

The Company currently expects that auto-dimming mirror unit shipments will be approximately 5-10% percent higher and revenue growth will be toward the high end of this range in calendar 2007 compared with calendar 2006 due to the current forecast of product mix. These estimates are based on light vehicle production forecasts in the regions to which the Company ships product, as well as the estimated option rates for its mirrors on prospective vehicle models and anticipated product mix.

The Company utilizes the light vehicle production forecasting services of CSM Worldwide, and CSM's current forecasts for light vehicle production for calendar 2007 are approximately 15.3 million units for North America, 20.8 million for Europe and 14.5 million for Japan and Korea.

The Company does not have any significant off-balance sheet arrangements or commitments that have not been recorded in its consolidated financial statements.

MARKET RISK DISCLOSURE

The Company is subject to market risk exposures of varying correlations and volatilities, including foreign exchange rate risk, interest rate risk and equity price risk.

The Company has some assets, liabilities and operations outside the United States, including a Euro-denominated account, which currently are not significant. Because the Company sells its automotive mirrors throughout the world, it could be significantly affected by weak economic conditions in foreign markets that could reduce demand for its products.

Most of the Company's non-U.S. sales are invoiced and paid in U.S. dollars; during 2006, approximately 13% of the Company's net sales were invoiced and paid in European euros. The Company currently expects that approximately 13% of the Company's net sales in 2007 will be invoiced and paid in European euros. The Company does not currently engage in hedging activities.

MARKET RISK DISCLOSURE (continued)

The Company manages interest rate risk and default risk in its fixed-income investment portfolio by investing in shorter-term maturities and investment grade issues. The Company's fixed-income investments' maturities at fair value (000,000), and average interest rates are as follows:

	2007	2008	2009	2010	Total Balance as of December 31, 2006	2005
U.S. Government						
Amount	-	-	-	-	-	$ 5.0
Average Interest Rate	-	-	-	-	-	4%
Government Agency						
Amount	$9.0	-	-	-	$9.0	$18.0
Average Interest Rate	5%	-	-	-	5%	3%
Municipal						
Amount	-	-	-	-	-	-
Average Interest Rate*	-	-	-	-	-	-
Certificates of Deposit						
Amount	$71.2	-	-	-	$71.2	$26.2
Average Interest Rate	5%	-	-	-	5%	4%
Corporate						
Amount	-	$0.3	-	-	$0.3	$ 17.2
Average Interest Rate	-	7%	-	-	7%	7%
Other						
Amount	$2.5	-	-	-	$2.5	$ 1.2
Average Interest Rate	5%	-	-	-	5%	3%

*After-tax

Most of the Company's equity investments are managed by a number of outside equity fund managers who invest primarily in large capitalization companies trading on the U.S. stock markets.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The Company has the following contractual obligations and other commitments (000,000) as of December 31, 2006:

	Total	Less than 1 Year	1-3 Years	After 3 Years
Long-term debt	$ -	$ -	$ - $ -	
Operating leases	1.0	0.5	0.4	0.1
Purchase obligations*	42.9	42.9	-	-
Dividends payable	13.5	13.5	-	-
	$57.4	$56.9	$0.4	$0.1

*Primarily for inventory parts and capital equipment

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. The policies described below represent those that are broadly applicable to its operations and involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related amounts.

Revenue Recognition. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements," as amended. Accordingly, revenue is recognized based on the terms of the customer purchase order that indicates title to the product and risk of ownership passes to the customer upon shipment. Sales are shown net of returns, which have not historically been significant. The Company does not generate sales from sale arrangements with multiple deliverables.

Inventories. Estimated inventory allowances for slow-moving and obsolete inventories are based on current assessments of future demands, market conditions and related management initiatives. If market conditions or customer requirements change and are less favorable than those projected by management, inventory allowances are adjusted accordingly.

CRITICAL ACCOUNTING POLICIES (continued)

Investments. The Company's investment committee regularly reviews its fixed income and equity investment portfolio for any unrealized losses that would be deemed other-than-temporary and require the recognition of an impairment loss in income. Management uses criteria such as the period of time that securities have been in an unrealized loss position, types of securities and their related industries, as well as published investment ratings and analyst reports to evaluate their portfolio. Management considers the unrealized losses at December 31, 2006, to be temporary in nature.

Self Insurance. The Company is self-insured for health and workers' compensation benefits up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred but not reported (IBNR) claims. IBNR claims are estimated using historical lag information and other data provided by claims administrators. This estimation process is subjective, and to the extent that future actual results differ from original estimates, adjustments to recorded accruals may be necessary.

Stock-Based Compensation. Effective January 1, 2006, the Company accounts for stock-based compensation in accordance with the fair value recognition provisions of SFAS No. 123(R). The Company utilizes the Black-Scholes model, which requires the input of subjective assumptions. These assumptions include estimating (a) the length of time employees will retain their vested stock options before exercising them ("expected term"), (b) the volatility of the Company's common stock price over the expected term, (c) the number of options that will ultimately not complete their vesting requirements ("forfeitures") and (d) expected dividends. Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amounts recognized on the consolidated condensed statements of operations.

RISK FACTORS

Safe Harbor for Forward-Looking Statements. This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended, that are based on management's belief, assumptions, current expectations, estimates and projections about the global automotive industry, the economy, the impact of stock option expense, the ability to leverage fixed manufacturing overhead costs, unit shipment and revenue growth rates and the Company itself. Words like "anticipates," "believes," "confident," "estimates," "expects," "forecast," "likely," "plans," "projects," and "should," and variations of such words and similar expressions identify forward-looking statements. These statements do not guarantee future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict with regard to timing, expense, likelihood and degree of occurrence. These risks include, without limitation, employment and general economic conditions, the pace of economic growth in the U.S. and in international markets, the pace of automotive production worldwide, the maintenance of the Company's market share, the types of products purchased by customers, competitive pricing pressures, currency fluctuations, the financial strength of the Company's customers, the mix of products purchased by customers, the ability to continue to make product innovations, the success of newly introduced products (e.g. SmartBeam®, Z-Nav and Rear Camera Display Mirror), and other risks identified in the Company's filings with the Securities and Exchange Commission. Therefore actual results and outcomes may materially differ from what is expressed or forecasted. Furthermore, the Company undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

The following risk factors, together with all other information provided in this Annual Report on Form 10-K, should be carefully considered.

Automotive Industry. 96% of our net sales are to customers within the automotive industry. Supplying products to the automotive industry involves increasing financial and production stresses due to continuing pricing pressures, lower domestic production levels, overcapacity, customer and supplier bankruptcies, and commodity material cost increases. Automakers are experiencing increased volatility and uncertainty in executing planned new programs which have, in some cases, resulted in cancellation or delays of new vehicle platforms, package reconfigurations and inaccurate volume forecasts. This increased volatility and uncertainty has made it more difficult for us to forecast future sales and effectively utilize capital, engineering, research and development, and human resource investments.

Key Customers. We have a few large customers, including four customers which each account for 10% or more of our annual net sales (including sales to their Tier 1 suppliers) -- General Motors Corporation, DaimlerChrysler AG, Toyota Motor Corporation and BMW. The loss of all or a substantial portion of the sales to any of these customers would have a material adverse effect on our sales, margins, profitability and, as a result, our share price. Effective October 1, 2003, General Motors Corporation, our largest customer, began including a 30-day escape clause into its contracts in the event its suppliers are not competitive on pricing. Effective January 1, 2004, Ford Motor Company began imposing new contract terms, including the right to terminate a supplier contract for any or no reason, etc.

Pricing Pressures. In addition to price reductions over the life of our long-term agreements, we continue to experience pricing pressures from our automotive customers and competitors, which have affected, and which will continue to affect our margins to the extent that we are unable to offset the price reductions with productivity and manufacturing yield improvements, engineering and purchasing cost reductions, and increases in unit sales volume, which has been a challenge. In addition, profit pressures at certain automakers are resulting in increased cost reduction efforts by them, including requests for additional price reductions, decontenting certain features from vehicles, and warranty cost-sharing programs, any of which could adversely impact our sales growth, margins, profitability and, as a result, our share price.

RISK FACTORS (continued)

Credit Risk. In light of the financial stresses within the worldwide automotive industry, certain automakers and tier one mirror customers have already declared bankruptcy or may be considering bankruptcy. Should one or more of our larger customers declare bankruptcy, it could adversely impact the collectibility of our accounts receivable, bad debt expense and net income.

Supply Chain Disruptions. Due to the just-in-time supply chains within the automotive industry, a disruption in a supply chain caused by an unrelated supplier due to bankruptcy, work stoppages, strikes, etc. could disrupt our shipments to one or more automaker customers, which could adversely affect our sales, margins, profitability and, as a result, our share price.

Competition. We recognize that Magna Donnelly, our main competitor and a wholly-owned subsidiary of Magna International, is considerably larger than our Company and may present a more formidable competitive threat in the future. Our future growth and success will depend on the ability to compete in our highly competitive markets.

New Technology and Product Development. We continue to invest a significant portion of our annual sales in engineering, research and development projects. Should these efforts ultimately prove unsuccessful, our sales, net income and, as a result, our share price will be adversely affected.

Intellectual Property. We believe that our patents and trade secrets provide us with a significant competitive advantage in automotive rearview mirrors. The loss of any significant combination of patents and trade secrets could adversely affect our sales, margins, profitability and, as a result, share price.

Intellectual Property Litigation and Infringement Claims. A successful claim of patent or other intellectual property infringement against us could affect our profitability and growth. If someone claims that our products infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increases these risks. Any of these adverse consequences could potentially have an effect on Gentex's business, financial condition and results of operations.

Business Disruptions. Manufacturing of our proprietary products employing electro-optic technology are performed at the Company's five manufacturing facilities in Zeeland, Michigan. Should a catastrophic event occur, our ability to manufacture product, complete existing orders and provide other services would be severely impacted for an undetermined period of time. We have purchased business interruption insurance to address these potential costs Our inability to conduct normal business operations for a period of time may have an adverse impact on long-term operating results.

Other. Other issues and uncertainties which could adversely impact our sales, margins, profitability and, as a result, our share price include:

- Changes in worldwide economic conditions, currency exchange rates, war or significant terrorist acts, which could affect worldwide automotive sales and production levels.

- Changes in the commodity prices of the materials used in our products. We continue to experience some pressure for select raw material cost increases.

- Manufacturing yield issues may negatively impact our margins and profitability. We continue to experience some manufacturing yield issues on certain lines.

- Our ability to attract or retain key employees to operate our manufacturing facilities and corporate office. We are dependent on the services of our management team. Losing one or more key members of our management team could adversely affect our operations. We do not maintain key man life insurance on any of our officers or directors.

- Our ability to successfully design and execute strategic and operating plans, including continuing to obtain new business.

Antitakeover Provisions. Our articles of incorporation and bylaws, the laws of Michigan, and our Shareholder Protection Rights Plan include provisions which are designed to provide our board of directors with time to consider whether a hostile takeover offer is in our best interest and the best interests of our shareholders. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then current price for our common stock. These provisions could also prevent transactions in which our shareholders might otherwise receive a premium for their shares over then current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

All of these provisions may have the effect of delaying or preventing a change in control at the company level without action by our shareholders, and therefore, could adversely affect the price of our common stock.

Fluctuations in Market Price. The market price for our common stock has fluctuated, ranging between $12.74 and $21.00 for 2006. The overall market and the price of our common stock may continue to fluctuate. There may be a significant impact on the market price for our common stock due to, among other things:

- variations in our anticipated or actual operating results or the results of our competitors;
- changes in investors' or analysts' perceptions of the risks and conditions of our business;
- the size of the public float of our common stock;
- market conditions, including the industry in which we operate, and
- general economic conditions.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2006 and 2005

	2006	2005
Assets		
Current Assets		
Cash and cash equivalents	$245,499,783	$439,681,693
Short-term investments	82,727,927	67,331,928
Accounts receivable	58,337,396	60,924,437
Inventories	48,805,398	39,836,822
Prepaid expenses and other	11,507,590	11,212,647
Total current assets	446,878,094	618,987,527
Plant and equipment:		
Land, buildings and improvements	95,998,488	57,544,173
Machinery and equipment	231,526,281	196,878,770
Construction-in-process	12,393,019	40,858,633
	339,917,788	295,281,576
Less-Accumulated depreciation and amortization	(155,783,415)	(131,251,235)
	184,134,373	164,030,341
Other Assets:		
Long-term investments	146,215,929	132,524,966
Patents and other assets, net	7,800,004	7,102,968
	154,015,933	139,627,934
	$785,028,400	$922,645,802
LIABILITIES AND SHAREHOLDERS' INVESTMENT		
Current Liabilities		
Accounts payable	$ 23,881,973	$ 23,607,927
Accrued liabilities:		
Salaries, wages and vacation	4,288,825	3,798,648
Income taxes	4,744,765	2,739,364
Royalties	5,091,886	7,467,491
Dividends declared	13,535,237	14,043,959
Other	5,820,292	6,430,870
Total current liabilities	57,362,978	58,088,259
Deferred Income Taxes	24,971,133	22,962,168
Shareholders' Investment:		
Preferred stock, no par value, 5,000,000 shares authorized; none issued or outstanding	-	-
Common stock, par value $.06 per share; 200,000,000 shares authorized	8,548,571	9,362,639
Additional paid-in capital	196,901,488	194,476,306
Retained earnings	472,192,400	623,301,775
Deferred compensation	-	(4,847,659)
Accumulated other comprehensive income:		
Unrealized gain on investments	23,246,788	18,795,360
Cumulative translation adjustment	1,805,042	506,954
Total shareholders' investment	702,694,289	841,595,375
	$785,028,400	$922,645,802

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Net Sales	$572,267,073	$536,483,974	$505,666,335
Cost of Goods Sold	373,163,484	337,843,632	297,920,747
Gross profit	199,103,589	198,640,342	207,745,588
Operating Expenses:			
Engineering, research and development	41,773,792	35,059,401	30,833,627
Selling, general and administrative	30,882,821	27,286,404	26,845,748
Total operating expenses	72,656,613	62,345,805	57,679,375
Income from operations	126,446,976	136,294,537	150,066,213
Other Income:			
Interest and dividend income	24,004,833	20,289,908	10,642,129
Other, net	8,521,789	3,310,066	5,024,176
Total other income	32,526,622	23,599,974	15,666,305
Income before provision for income taxes	158,973,598	159,894,511	165,732,518
Provision for income taxes	50,212,596	50,367,000	53,076,000
Net income	$ 108,761,002	$ 109,527,511	$ 112,656,518
Earnings per share:			
Basic	$ 0.74	$ 0.70	$ 0.73
Diluted	$ 0.73	$ 0.70	$ 0.72
Cash Dividends Declared per share	$ 0.37	$ 0.35	$ 0.32

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

For the years ended December 31, 2006, 2005, and 2004

	Common Stock Shares	Common Stock Amount
BALANCE AS OF DECEMBER 31, 2003	77,040,816	$4,622,449
Issuance of common stock and the tax benefit of stock plan transactions	825,935	49,566
Dividends declared ($0.32 per share)	-	-
Amortization of deferred compensation	-	-
Comprehensive income:		
Net income	-	-
Other comprehensive income (loss):		
Foreign currency translation adjustment	-	-
Unrealized gain on investments, net of tax of $2,098,093	-	-
Other comprehensive income	-	-
Comprehensive income	-	-
BALANCE AS OF DECEMBER 31, 2004	77,866,751	4,672,005
Issuance of common stock and the tax benefit of stock plan transactions	1,652,948	99,177
2-for-1 Common stock split	78,020,342	4,681,221
Repurchases of common stock	(1,496,059)	(89,764)
Dividends declared ($0.35 per share)	-	-
Amortization of deferred compensation	-	-
Comprehensive income:		
Net income	-	-
Other comprehensive income (loss):		
Foreign currency translation adjustment	-	-
Unrealized gain on investments, net of tax of $1,743,097	-	-
Other comprehensive income	-	-
Comprehensive income	-	-
BALANCE AS OF DECEMBER 31, 2005	156,043,982	9,362,639
Reclassification of Deferred Compensation upon adopting (SFAS No. 123(R))	-	-
Issuance of common stock and the tax benefit of stock plan transactions	1,637,883	98,273
Stock-based compensation expense related to stock options, employee stock purchases and restricted stock	-	-
Repurchases of common stock	(15,205,684)	(912,341)
Dividends declared ($0.37 per share)	-	-
Comprehensive income:		
Net income	-	-
Other comprehensive income (loss):		
Foreign currency translation adjustment	-	-
Unrealized gain on investments, net of tax of $2,396,923	-	-
Other comprehensive income	-	-
Comprehensive income	-	-
BALANCE AS OF DECEMBER 31, 2006	142,476,181	$8,548,571

The accompanying notes are an integral part of these consolidated financial statements

Additional Paid-In Capital	Comprehensive Income (Loss)	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Investment
$152,874,325		$528,358,825	$(4,658,450)	$12,446,182	$693,643,331
22,391,789		-	(2,323,123)	-	20,118,222
-		(49,469,017)	-	-	(49,469,017)
-		-	1,573,722	-	1,573,722
-	$112,656,518	112,656,518	-	-	112,656,518
-	860,738	-	-	-	-
-	3,896,458	-	-	-	-
-	4,757,196	-	-	4,757,196	4,757,196
-	$117,413,714	-	-	-	-
175,266,114		591,546,326	(5,407,851)	17,203,378	783,279,972
25,641,802		-	(1,069,507)	-	24,671,472
(4,681,221)					-
(1,750,389)		(23,374,420)	-	-	(25,214,573)
-	-	(54,397,642)	-	-	(54,397,642)
-	-	-	1,629,699	-	1,629,699
-	$109,527,511	109,527,511	-	-	109,527,511
-	(1,138,244)	-	-	-	-
-	3,237,180	-	-	-	-
-	2,098,936	-	-	2,098,936	2,098,936
-	$111,626,447	-	-	-	-
194,476,306		623,301,775	(4,847,659)	19,302,314	841,595,375
(4,847,659)		-	4,847,659	-	-
18,854,905		-	-	-	18,953,178
8,481,871		-	-	-	8,481,871
(20,063,935)		(205,874,977)	-	-	(226,851,253)
-		(53,995,400)	-	-	(53,995,400)
-	$108,761,002	108,761,002	-	-	108,761,002
-	1,298,088	-	-	-	-
-	4,451,428	-	-	-	-
-	5,749,516	-	-	5,749,516	5,749,516
-	$114,510,518	-	-	-	-
$196,901,488		$472,192,400	$ -	$25,051,830	$702,694,289

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Gentex Corporation:

We have audited the accompanying consolidated balance sheets of Gentex Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gentex Corporation and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2006 the Company changed its method of accounting for share-based payments in connection with the required adoption of Statement of Financial Accounting Standards No. 123(R).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Gentex Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2007, expressed an unqualified opinion thereon.

Ernst + Young LLP

Grand Rapids, Michigan
February 9, 2007

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control -- Integrated Framework our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its attestation report on management's assessment, which is included on page 37 of this report.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To The Board of Directors and Shareholders of Gentex Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Gentex Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gentex Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Gentex Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Gentex Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of Gentex Corporation and subsidiaries and our report dated February 9, 2007, expressed an unqualified opinion thereon.

Ernst + Young LLP

Grand Rapids, Michigan
February 9, 2007

Corporate Data

Corporate Headquarters

Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464
616-772-1800

Analyst/Investor Contact

Connie Hamblin,
Corporate Secretary and Vice President, Investor Relations and Corporate Communications
Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464
616-772-1800

Legal Counsel

Varnum Riddering, Schmidt and Howlett LLP
Bridgewater Place
333 Bridge Street, N.W.
Grand Rapids, Michigan 49503

Independent Registered Public Accounting Firm

Ernst & Young LLP
Suite 1000
171 Monroe Avenue, N.W.
Grand Rapids, Michigan 49503

Form 10-K

The Company's Annual Report filed with the Securities Exchange Commission on Form 10-K will be provided without charge to any shareholder upon written request. It is also available electronically through the Company's web site at http://www.gentex.com.

Gentex Common Stock

The Company's common stock trades on The NASDAQ Global Select Market. The common stock has traded under the symbol GNTX since December 1981. As of February 1, 2007, the Company's 142,651,911 shares of common stock were owned by 2,340 recordholders.

The Company does not have a direct stock purchase plan. Shares of the Company's common stock must be purchased through a stock broker or other registered securities representative.

Inquiries or address changes related to stock certificates should be directed to American Stock Transfer & Trust Company.

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
800-937-5449

Annual Meeting

The Annual Meeting of Shareholders of Gentex Corporation will be held at 4:30 p.m. EST, Thursday, May 10, 2007, at The Pinnacle Center, Hudsonville, Michigan.

Vote Your Shares Online

To register to vote your shares online, visit the following Internet address and follow the directions on this site:

https://icsdelivery.com/gntx/index.html.

Gentex Market Participants

As of February 1, 2007

A. G. Edwards & Sons, Inc.
Ameritrade, Inc
Assent LLC
Automated Trading Desk
B-Trade Services LLC
Banc of America Securities
Barclays Capital Inc.
Bats Trading, Inc.
Bear, Stearns and Co Inc
Bernard L. Madoff
Biremis, Corp.
BMO Capital Markets Corp.
BNY Brokerage LLC.
Calyon Securities (USA) Inc.
Canaccord Adams Inc.
Cantor, Fitzgerald & Co.
Capital Institutional Svc
Charles Schwab & Co., Inc.
CIBC World Markets Corp.
Citadel Derivatives Group LLC
Citadel Trading Group LLC
Citadel Global Markets Inc.
Citigroup Global Markets Inc.
Coker & Palmer
Conifer Future Trade, LLC
Cowen and Company, LLC
Credit Suisse Securities USA
Cyberbroker, Inc.
Deutsche Banc Alex Brown
Direct Edge ECN LLC
E-Trade Capital Markets LLC
EBX LLC
Electronic Brokerage Services
EWT, LLC
First Clearing, LLC
Fox River Execution Technology
Friedman Billings Ramsey & Co.
Genesis Securities, LLC
GLB Trading, Inc.
Goldman, Sachs & Co.
Hill, Thompson, Magid and Co.
Hudson Securities, Inc.
Instinet, LLC
Interactive Brokers LLC
Investment Technology Group
J.J.B. Hilliard, W.L. Lyons
J.P. Morgan Securities Inc.
J.P.R. Capital Corp.
Jane Street Capital, Llc
Jane Street Markets
Jefferies & Company, Inc.
Jefferies Execution Services
JMP Securities LLC
Knight Equity Markets, L.P.
Lehman Brothers Inc.
Lek, Schoenau & Co, Inc
Lightspeed Professional
Lime Brokerage LLC
Liquidnet, Inc.
Maple Partners USA, Inc.
Maxim Group LLC
MB Trading
McDonald Investments Inc.
Merrill Lynch Pro. Clearing
Merrill Lynch, Pierce, Fenner
Millenco
Morgan Stanley & Co., Inc.
NASDAQ Execution Services
National Financial Services
Nomura Securities Int'l Inc.
Nova Fund L.P.
NYFIX Millennium, L.L.C.
Octeg, LLC
On-Line Investment Services
Penson Financial Services Inc
Pershing LLC
Pipeline Trading Systems LLC
Prudential Equity Group, LLC
Pulse Trading LLC
Quantlab Securities
RBC Capital Markets Corp
Robert W. Baird & Co Inc
Rochdale Securities, LLC
Rom-Bo Trading Co.
Sanford C. Bernstein & Co.
SG Americas Securities LLC
State Street Brokerage Svcs.
Stifel Nicolaus & Co.
SunTrust Capital Markets Inc.
Susquehanna Capital Group
TD Ameritrade, Inc.
The Benchmark Company, LLC
Thomas Weisel Partners
Timber Hill Inc.
Torc Investments and Research
Track ECN
Tradestation Securities Inc.
UBS Securities, LLC
UNX, Inc.
Wachovia Capital Markets
Wedbush Morgan Securities Inc
Weeden and Co. Inc.
William Blair & Co.
Wolverine Execution Services
Wood Gundy Corp.

Officers and Directors

Officers (not shown)

Fred Bauer, 64
Chairman of the Board
and Chief Executive Officer

Enoch Jen, 55
Senior Vice President

Jim Hollars, 63
Senior Vice President,
International

Dennis Alexjun, 55
Vice President, North American
Automotive Marketing

John Arnold, 54
Vice President,
Operations

John Carter, 59
Vice President,
Mechanical Engineering

Steve Dykman, 41
Vice President,
Finance and Treasurer

Scott Edwards, 53
Vice President,
Fire Protection Products

Tom Guarr, 49
Vice President
Chemical Research

Connie Hamblin, 45
Corporate Secretary and
Vice President, Investor Relations
and Corporate Communications

Bob Knapp, 59
Vice President,
Electrical Engineering

Bruce Los, 51
Vice President,
Human Resources

Tom Ludema, 57
Vice President
Quality Assurance

Mark Newton, 47
Vice President,
Purchasing and Photonics

Bill Tonar, 55
Vice President,
Advanced Materials and
Process Development

Robert Vance, 36
Vice President,
Business Development –
Japanese Automakers

Directors

(back row, from left)

John Mulder, 70
Retired Vice President,
Customer Relations,
Gentex Corporation,
Zeeland, Michigan

Arlyn Lanting, 66
Vice President, Finance,
Aspen Enterprises, Ltd.,
Grand Rapids, Michigan

Frederick Sotok, 72
Retired Executive Vice President
and Chief Operating Officer,
Prince Corporation,
Holland, Michigan

Gary Goode, 62
Chairman,
Titan Distribution LLC
Granger, Indiana

Rande Somma, 55
Former President of Automotive
Operations Worldwide,
Johnson Controls,
Plymouth, Michigan

(front row, from left)

Wallace Tsuha, 63
Chairman of the Board
and Chief Executive Officer,
Saturn Electronics and
Engineering, Inc.,
Auburn Hills, Michigan

Fred Bauer, 64
Chairman of the Board
and Chief Executive Officer,
Gentex Corporation,
Zeeland, Michigan

Kenneth La Grand, 66
Retired Executive Vice President,
Gentex Corporation,
Zeeland, Michigan

In memoriam:
Our good friend and
trusted colleague,

J. Terry Moran
1941 – 2006



Total Assets (in millions)



$1000
750
500
250
0
2002
2003
2004
2005
2006

Book Value per Share



$6
4
2
0
2002
2003
2004
2005
2006

Shareholders' Investment (in millions)



$1000
750
500
250
0
2002
2003
2004
2005
2006

2000	1999	1998	1997	1996	1995	1994	1993	1992
$ 297,421	$ 262,155	$222,292	$ 186,328	$ 148,708	$ 111,566	$ 89,762	$ 63,664	$ 45,106
172,468	148,820	131,901	118,941	93,583	67,767	51,319	38,452	28,949
124,953	113,335	90,391	67,387	55,125	43,799	38,443	25,212	16,157
42.0%	43.2%	40.7%	36.2%	37.1%	39.3%	42.8%	39.6%	35.8%
16,901	13,755	10,984	9,079	7,538	5,958	4,904	4,176	3,840
17,641	14,058	12,065	10,825	15,748[1]	12,879	10,567	7,182	5,458
90,411	85,522	67,343	47,482	31,840	24,962	22,972	13,854	6,860
30.4%	32.6%	30.3%	25.5%	21.4%	22.4%	25.6%	21.8%	15.2%
-	-	-	-	-	-	-	8	173
14,112	10,693	7,320	4,707	3,642	2,969	1,698	900	874
104,523	96,216	74,663	52,189	35,482	27,931	24,670	14,746	7,561
35.1%	36.7%	33.6%	28.0%	23.9%	25.0%	27.5%	23.2%	16.8%
33,979	31,352	24,356	16,959	11,519	9,036	8,204	4,901	2,495
32.5%	32.6%	32.6%	32.5%	32.5%	32.4%	33.3%	33.2%	33.0%
70,544	64,864	50,307	35,230	23,963[2]	18,895	16,466	9,845	5,066
23.7%	24.7%	22.6%	18.9%	16.1%	16.9%	18.3%	15.5%	11.2%
19.6%	23.4%	24.5%	23.4%	21.5%[2]	22.7%	27.2%	23.2%	15.9%
$ 0.47	$ 0.43	$ 0.34	$ 0.24	$ 0.17[2]	$ 0.14	$ 0.12	$ 0.07	$ 0.04
43-17	41-19	32-16	28-17	40-16	25-14	36-19	60-17	41-21
151,036	149,993	147,233	143,923	142,049	137,022	135,951	133,949	128,764
$ 21,617	$ 21,968	$ 24,596	$ 16,383	$ 16,424	$ 4,862	$ 6,160	$ 3,393	$ 4,192
$ 138,443	$ 94,734	$ 74,063	$ 41,131	$ 48,534	$ 34,277	$ 19,331	$ 13,307	$ 7,751
153,016	125,817	78,744	70,291	33,945	32,146	26,282	13,612	6,981
190,556	138,216	115,357	75,919	72,696	68,611	36,685	27,067	17,812
19,691	16,470	14,847	14,591	11,361	14,050	8,986	5,530	4,044
170,865	121,746	100,510	61,328	61,335	42,011	27,699	21,537	13,768
81,920	71,338	59,360	42,239	31,575	18,942	17,173	13,699	12,504
428,129	337,673	254,890	189,783	140,378	109,244	80,739	55,191	40,256
-	-	-	-	-	-	-	-	-
$ 402,104	$ 317,051	$237,008	$ 173,205	$ 127,804	$ 94,672	$ 71,375	$ 49,547	$ 35,450
-	-	-	-	-	-	-	-	-
148,582	146,825	144,518	141,597	138,997	135,167	132,076	129,694	127,019
$ 2.71	$ 2.16	$ 1.64	$ 1.22	$ 0.92	$ 0.70	$ 0.54	$ 0.38	$ 0.28
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

[1] Includes litigation settlements of $4,000,000 in 1996.

[2] Excluding the patent litigation settlement, net income would have been $26,643,000; earnings per share would have been $0.19; and ROE would have been 24.0%.

15-Year Summary of Financial Data

Summary of Operations For The Year	2006	2005	2004	2003	2002	2001
Net sales	$572,267	$536,484	$505,666	$469,019	$395,258	$310,305
Cost of goods sold	373,163	337,844	297,920	272,518	235,611	188,302
Gross profit	199,104	198,640	207,746	196,501	159,647	122,003
Gross profit margin	34.8%	37.0%	41.1%	41.9%	40.4%	39.3%
Research and development expenses	41,774	35,059	30,834	26,614	22,973	20,685
Selling, general & administrative expenses	30,883	27,286	26,846	23,312	21,474	19,259
Operating income	126,447	136,295	150,066	146,575	115,200	82,059
Percent of net sales	22.1%	25.4%	29.7%	31.3%	29.1%	26.4%
Interest expense	-	-	-	-	-	-
Interest and other income	32,527	23,600	15,666	11,589	11,873	14,558
Income before taxes	158,974	159,895	165,733	158,164	127,073	96,618
Percent of net sales	27.8%	29.8%	32.8%	33.7%	32.1%	31.1%
Income taxes	50,213	50,367	53,076	51,403	41,302	31,401
Tax rate	31.6%	31.5%	32.0%	32.5%	32.5%	32.5%
Net income	108,761	109,528	112,657	106,761	85,771	65,217
Percent of net sales	19.0%	20.4%	22.3%	22.8%	21.7%	21.0%
Return on average equity	14.1%	13.5%	15.3%	16.8%	16.3%	14.8%
Earnings per share - diluted	$ 0.73	$ 0.70	$ 0.72	$ 0.69	$ 0.56	$ 0.43
Price/earnings ratio range	29-17	29-22	33-21	33-17	30-21	40-21
Wtd. avg. common shares outstanding - diluted	148,494	157,031	156,721	155,369	153,205	151,744
Capital expenditures	$ 48,193	$ 53,533	$ 30,535	$ 22,248	$ 32,561	$ 45,298

Financial Position At Year-End	2006	2005	2004	2003	2002	2001
Cash and short-term investments	$328,228	$ 507,014	$494,880	$393,607	$ 215,651	$205,644
Long-term investments	146,216	132,525	122,174	145,616	203,359	132,771
Total current assets	446,878	618,988	592,609	485,349	276,798	259,858
Total current liabilities	57,363	58,088	50,856	50,480	29,060	20,985
Working capital	389,515	560,900	541,753	434,869	247,738	238,873
Plant and equipment - net	184,134	164,030	135,649	126,807	124,983	110,862
Total assets	785,028	922,646	856,859	762,530	609,173	506,823
Long-term debt, including current maturities	-	-	-	-	-	-
Shareholders' investment	$702,694	$841,595	$783,280	$693,643	$573,640	$ 479,001
Debt/equity ratio (including current maturities)	-	-	-	-	-	-
Common shares outstanding	142,476	156,044	155,734	154,082	152,443	150,344
Book value per share	$ 4.93	$ 5.39	$ 5.03	$ 4.50	$ 3.76	$ 3.19
Cash dividends declared per share	$ 0.37	$ 0.35	$ 0.32	$ 0.15	$ -	$ -

In thousands, except Gross profit margin, Percent of net sales on Operating income and Net income, Tax rate, Return on average equity, Per share data, Price/earnings ratio and Debt/equity ratio. All per share data has been adjusted to reflect the two-for-one stock splits effected in the form of 100 percent common stock dividends issued to shareholders in June 1993, June 1996, June 1998 and May 2005.

END

GENTEX
CORPORATION

600 North Centennial, Zeeland, Michigan 49464, 616-772-1800, www.gentex.com,